UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2009

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

                    A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

                          Fisher Hamilton L.L.C. Retirement Savings Plan

     B.  Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

       Thermo Fisher Scientific Inc.
       81 Wyman Street
       Waltham, Massachusetts 02451

Fisher Hamilton L.L.C. Retirement Savings Plan
December 31, 2009 and 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

                                        By:  Thermo Fisher Scientific Inc., Pension Committee

                                        By:  /s/ Peter M. Wilver
                                               Peter M. Wilver
                                               Senior Vice President, Chief Financial Officer and
                                               Member of the Pension Committee

Date:  June 18, 2010

Fisher Hamilton L.L.C.
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Fisher Hamilton L.L.C. Retirement Savings Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4-10

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Fisher Hamilton L.L.C. Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Fisher Hamilton L.L.C. Retirement Savings Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Fisher Hamilton L.L.C. Retirement Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 16, 2010

Fisher Hamilton L.L.C. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

(In thousands)	2009	2008

Assets
Investments, at fair value	$21,624	$15,849
Loans to participants, at fair value	153	—

	21,777	15,849

Receivables
Participant contributions	64	74
Employer contributions	22	14

	86	88

Net assets available for benefits at fair value	21,863	15,937

Adjustment from fair value to contract value for collective trust investments in fully benefit-responsive investment contracts	(34)	5

Net assets available for benefits	$21,829	$15,942

The accompanying notes are an integral part of these financial statements.

Fisher Hamilton L.L.C. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ened December 31, 2009

(In thousands)	2009

Additions
Investment income
Dividends and interest income	$457
Net appreciation in fair value of investments	4,667

Total investment income, net	5,124

Contributions
Employer	708
Participants	1,114

Total contributions	1,822

Total additions, net	6,946

Deductions
Benefits paid to participants	1,059

Net increase in net assets available for benefits
5,887
Net Assets Available for Benefits
Beginning of year	15,942

End of year	$21,829

The accompanying notes are an integral part of these financial statements.

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2009

Note 1.            Plan Description

The following description of the Fisher Hamilton L.L.C. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established effective January 1, 1994, is a defined contribution 401(k) savings plan for the benefit of certain employees of Fisher Hamilton L.L.C. ("Hamilton"), a wholly owned subsidiary of Thermo Fisher Scientific Inc. (the "Company"). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

Hamilton employees are eligible to participate in the Plan provided that they are a member of the United Brotherhood of Carpenters and Joiners Local No. 1533 or District No. 10 International Association of Machinists and Aerospace Workers Union. Prior to 2009, employees were eligible to participate on the first day of any month after the employee completed three months of service, regardless of the number of hours actually worked during that period. Beginning in 2009, employees are eligible to participate in the Plan on their date of hire.

Contributions

Each year participants may contribute on a pre-tax basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code (the "Code") and may elect to defer up to 50% of their Company profit-sharing allocation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. In 2008, the Plan permitted Company contributions where the Company matched 25% of each participant's contribution up to the maximum specified limit of 8% of the participant's eligible compensation per contribution period. Beginning in 2009, the Company’s non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The Plan offers the Company’s common stock and twenty investment funds. Contributions are subject to certain limitations. Employee contributions and Company match are recorded weekly.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company match, income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.

Administrative Expenses

The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan. Administrative fees for hardship withdrawals and loan transactions are paid by the participants, and are included in the Statement of Changes in Net Assets Available for Benefits.

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2009

Vesting

Participants are immediately vested in their contributions plus actual income or losses thereon. Prior to 2009, participants vested in Company contributions and actual income or losses thereon at a rate of 20% for each year of service completed with 100% vesting after five years. A participant will become fully vested if termination occurs as a result of death or disability.

Effective May 1, 2009, all active participants became 100% vested in the Plan, and are immediately vested in both their voluntary contributions and the Company contributions plus actual income or losses on these balances.

Participant Loans

Beginning January 1, 2009, participant loans are allowed under the Plan. Participants may borrow from both the employee and employer portions of their accounts. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the vested account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant’s account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rate on existing loans was 4.25% at December 31, 2009. Principal and interest are repaid through payroll deductions.

Benefit Payments and Plan Withdrawals

Upon termination of service, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Forfeitures

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Forfeited amounts are allocated in the same year in which the forfeitures occur and are used to reduce future employer contributions. Forfeitures were $3,000 during 2009. At December 31, 2009 and 2008, there was $5,000 and $18,000, respectively, in accumulated forfeitures available to reduce future employer contributions.

Note 2.            Summary of Significant Accounting Policies

Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value at year-end. The Plan’s interests in collective trusts are valued based on the fair value and contract value of the underlying investments of those funds or trusts. The Company’s common stock is valued based on quoted market prices. Participant loans are valued at cost plus accrued interest, which approximates fair value. Refer to Note 5 for more information on valuation of the Plan’s investments.

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2009

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Investment contracts held by a defined-contribution plan are required to be reported at fair value, however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through certain collective trusts. The Statements of Net Assets Available for Benefits presents the fair value of the investments in the collective trusts as well as the adjustments of the investments in certain collective trusts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities, including mutual funds and investment contracts, which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events

The Company has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes.

Note 3.            Tax Status

The Plan uses a prototype plan document, which is designed in accordance with applicable regulations of the Code. The Plan itself has not received a determination letter. However, the Company, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2009

Note 4.            Investments

Investments of the Plan's net assets are as follows:

	December 31,
(In thousands, except shares)	2009	2008

Mutual Funds – Asset Allocation
T. Rowe Price Retirement 2020 Fund (1)(2)	$5,259	$3,726
T. Rowe Price Retirement 2015 Fund (1)(2)	3,868	3,025
T. Rowe Price Retirement 2010 Fund (1)(2)	2,354	2,180
T. Rowe Price Retirement 2025 Fund (1)(2)	2,186	1,551
T. Rowe Price Retirement 2030 Fund (1)(2)	1,623	1,233
T. Rowe Price Retirement 2035 Fund	703	457
T. Rowe Price Retirement 2040 Fund	410	250
T. Rowe Price Retirement Income Fund	261	216
T. Rowe Price Retirement 2045 Fund	181	125
T. Rowe Price Retirement 2005 Fund	96	82
T. Rowe Price Retirement 2050 Fund	10	5

Mutual Funds - Equity
Dodge & Cox Stock Fund (1)(2)	1,189	836
Dodge & Cox International Stock Fund	655	446
Vanguard Mid Capitalization Index Fund, Instl.	321	220

Mutual Funds – Fixed Income
Western Asset Core Plus Bond Fund, Instl.	474	367

Common Collective Trust – Guaranteed Investment Contract
T. Rowe Price Stable Value Fund (1)	1,134	541

Common Collective Trusts - Equity
T. Rowe Price Growth Stock Trust	335	198
Jennison Institutional U.S. Small-Cap Equity Fund	272	182
SSGA S&P 500 Index Fund	245	182

Common Stock
Thermo Fisher Scientific Inc., 1,002 and 797 shares, respectively	48	27

Total Investments, at Fair Value	$21,624	$15,849

(1)  Investment represents five percent or more of the Plan’s net assets at December 31, 2009.
(2)  Investment represents five percent or more of the Plan’s net assets at December 31, 2008.

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2009

During 2009, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $4,667,000, as follows:

Year Ended
December 31,
(In thousands)	2009

Mutual Funds	$4,441
Common Collective Trusts	215
Common Stock	11

Net Increase in Fair Value	$4,667

Dividends and interest income of $457,000 consisted of the following for the year ended December 31, 2009:

Year Ended
December 31,
(In thousands)	2009

Mutual Funds	$415
Common Collective Trusts	40
Participant Loans	2

Dividends and Interest Income	$457

Note 5.            Fair Value Measurements

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2009

The following table presents information about the Plan’s financial assets measured at fair value on a recurring basis as of December 31, 2009:

(In thousands)	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Asset allocation funds	$16,951	$16,951	$—	$—
Equity funds	3,017	2,165	852	—
Guaranteed investment contract funds	1,134	—	1,134	—
Fixed income funds	474	474	—	—
Common stock	48	48	—	—
Participant loans	153	—	—	153

Total assets at fair value	$21,777	$19,638	$1,986	$153

            The following table presents information about the Plan’s financial assets measured at fair value on a recurring basis as of December 31, 2008:

(In thousands)	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets
Asset allocation funds	$12,850	$12,850	$—	$—
Equity funds	2,064	1,502	562	—
Guaranteed investment contract funds	541	—	541	—
Fixed income funds	367	367	—	—
Common stock	27	27	—	—

Total assets at fair value	$15,849	$14,746	$1,103	$—

The following table is a rollforward of the fair value of Level 3 assets for the year ended December 31, 2009:

(In thousands)	Participant Loans

Balance at December 31, 2008	$—
Issuances, repayments and settlements, net	153

Balance at December 31, 2009	$153

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2009

            The table below presents the fair value measurements of Plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These Plan assets are all classified as Level 2 according to the fair value hierarchy:

(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period

Asset Category
Guaranteed investment contract funds	$1,134	$—	Daily	Daily
Equity funds	852	—	Daily	No more than 2 days

	$1,986	$—

Note 6.        Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee. Therefore, transactions in these investments, including dividend and interest earned of $395,000, qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Participant loans also qualify as party-in-interest transactions. Interest on participant loans, which is included in interest and dividends on the Statement of Changes in Net Assets Available for Benefits, was $2,000 in 2009.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2009 and 2008, the Plan purchased shares of Company common stock on the open market having values of $14,000 and $83,000, respectively. In 2009 and 2008, the Plan sold shares of Company common stock on the open market having values of $5,000 and $34,000, respectively.

Note 7.        Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuation of contributions, the accounts of each affected participant shall become fully vested. In such event, the assets of the Plan would be distributed to participants in accordance with plan provisions.

Fisher Hamilton L.L.C. Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009                                                                                                                                                                                                                                        Supplemental Schedule

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value (In thousands)

Mutual Funds
T. Rowe Price	T. Rowe Price Retirement 2020 Fund (1)	(2)	$5,259
T. Rowe Price	T. Rowe Price Retirement 2015 Fund (1)	(2)	3,868
T. Rowe Price	T. Rowe Price Retirement 2010 Fund (1)	(2)	2,354
T. Rowe Price	T. Rowe Price Retirement 2025 Fund (1)	(2)	2,186
T. Rowe Price	T. Rowe Price Retirement 2030 Fund (1)	(2)	1,623
Dodge & Cox	Dodge & Cox Stock Fund	(2)	1,189
T. Rowe Price	T. Rowe Price Retirement 2035 Fund (1)	(2)	703
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	655
Western Asset Management Company	Western Asset Core Plus Bond Fund, Instl.	(2)	474
T. Rowe Price	T. Rowe Price Retirement 2040 Fund (1)	(2)	410
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	321
T. Rowe Price	T. Rowe Price Retirement Income Fund (1)	(2)	261
T. Rowe Price	T. Rowe Price Retirement 2045 Fund (1)	(2)	181
T. Rowe Price	T. Rowe Price Retirement 2005 Fund (1)	(2)	96
T. Rowe Price	T.Rowe Price Retirement 2050 Fund (1)	(2)	10

Total mutual funds			19,590

Common Collective Trusts
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	1,100
T. Rowe Price	T. Rowe Price Growth Stock Trust (1)	(2)	335
Jennison	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	272
State Street Global Advisors	SSGA S&P 500 Index Fund	(2)	245

Total common collective trust			1,952

Common Stock
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	48

Participant Loans	Participant Loans (for a term not exceeding 30 years at an interest rate of 4.25%) (1)		153

Total			$21,743

(1)  Investments are a party-in-interest to the Plan.
(2)  Cost information is not required for participant-directed investments and, therefore, is not included.

Fisher Hamilton L.L.C. Retirement Savings Plan
Exhibit Index
December 31, 2009 and 2008

Exhibit
Number            Description of Exhibit

   23.1               Consent of PricewaterhouseCoopers LLP.